

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2015

Via E-mail
Xingxue Tong
Chief Executive Officer
LDK Solar CO., Ltd.
High-Tech Industrial Park, Xinyu City
Jiangxi Province 338032, People's Republic of China

> **Re: LDK Solar CO., Ltd.**
> **Registration Statement on Form F-3**
> **Filed July 2, 2015**
> **File No. 333-205446**

Dear Mr. Tong:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Calculation of Registration Fee

1.   We note your reference to guarantees and other securities in the penultimate bullet point on page 7. Please provide us your analysis supporting your conclusions regarding whether those securities must be registered for sale in connection with your registration of the related notes for sale. Cite in your response all authority on which you rely. If you believe that the guarantees or other securities should be registered for sale and you intend to register them for sale on this Form, please provide us your analysis of how each issuer of those securities is eligible to use Form F-3 for that purpose.

Incorporation of Documents by Reference, page 1

2.   Before you request acceleration of the effective date of this registration statement, please resolve all outstanding comments in our July 28, 2015 letter to you related to your Form 20-F for the fiscal year ended December 31, 2014.

Selling Securityholders, page 48

3.   It appears that you have not identified all of the selling security holders. Please revise so that the table in this section reflects all of the securities that you have registered for sale and identifies all selling security holders, or provide us your analysis of the applicable authority on which you rely to omit that disclosure. In this regard, please ensure that your prospectus clearly discloses the total number of ordinary shares registered for sale.

Taxation, page 51

4.   You may not disclaim responsibility for your disclosure. For guidance, see Section III.D.1 of Staff Legal Bulletin No. 19 (October 14, 2011). Please revise the second paragraph of this section accordingly.

5.   Please provide us your analysis of why you believe Regulation S-K Item 601(b)(8) does not require that you file an opinion regarding your Cayman Islands taxation disclosure.

6.   Please disclose whether the Unites States is a party to a treaty mentioned in the last paragraph on page 51.

Exhibit 5.1

7.   It is unclear whether this exhibit addresses all ordinary shares identified in the third and fourth row of the fee table on the facing page of this registration statement. Please file a revised opinion that clearly addresses all securities in the fee table.

8.   The opinion that you file per Regulation S-K Item 601(b)(5) should not include assumptions that are overly broad, that assume away the relevant issue, or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Please provide us your analysis of why each of the assumptions on page 2 of this exhibit – other than the assumptions in clause (a) on that page – is necessary and appropriate for the opinion required by Regulation S-K Item 601(b)(5), or file an option that does not include the assumptions. For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

9.   Please tell us why the first and third sentences of the second paragraph on page 2 of this exhibit are appropriate for the opinion required by Regulation S-K Item 601(b)(5); include in your response the purpose and effect of those sentences on the opinion. It is

unclear whether an opinion that carves out the matters described in those sentences fully addresses the matters required to be addressed by Item 601(b)(5).

10.   Please also tell us where your prospectus explains to investors the issue mentioned in the second sentence of the second paragraph on page 2 of the opinion.

11.   Purchasers of the securities in the offering are entitled to rely on the opinions that you file per Regulation S-K Items 601(b)(5) and 601(b)(8). For guidance, refer to Section II.B.3.d of Staff Legal Bulletin No. 19. Please file an opinion that does not include the limitation on reliance currently in the last sentence on page 2 of this exhibit. Please also apply this comment to exhibit 8.2 given the limitation on reliance currently on the last page of that exhibit.

12.   It is unclear which shares registered for sale on this Form F-3 are the subject of the paragraph numbered 2 on page 3 of this exhibit and which shares are the subject of the paragraph numbered 3 on page 3 of this exhibit. Please file a clarified opinion.

13.   Regulation S-K Item 601(b)(5) requires that the opinion regarding your equity addresses whether the shares will, when sold, be legally issued, fully paid, and non-assessable. Please file an opinion that fully addresses these issues. The paragraph numbered 2 on page 3 of this exhibit does not address whether the securities are legally issued or fully paid. Also, the opinion regarding whether the shares are non-assessable should address whether the security holder is liable, solely because of security holder status, for additional assessments or calls on the security by the registrant or its creditors; however, this exhibit addresses only whether sums are payable to "the Company."

14.   The opinion required by Regulation S-K Item 601(b)(5) should be based on all relevant facts and laws, not "solely on the M&A" and not with carved out matters like those assumed in the paragraph numbered 2 on page 3 of this exhibit. Please file a revised opinion accordingly.

15.   Please tell us the significance of shares being "allotted" as mentioned in the last sentence of the paragraph numbered 3 on page 3 of this opinion. Also, tell us why the opinion must be conditioned on the shares being "allotted" given that the opinion also is conditioned on the shares being "issued."

Exhibit 5.2

16.   Please provide us your analysis of why the following assumptions in the third paragraph on page 1 of this exhibit are necessary and appropriate for the opinion required by Regulation S-K Item 601(b)(5):
   *   the due incorporation and valid existence of all parties under the laws of their respective jurisdictions,

- the authority of and due authorization by all persons signing any document on behalf of parties,
- the due execution and delivery of any document by all parties in accordance with the laws of the respective jurisdictions of their incorporation,
- the due exchange for the Notes pursuant to Section 3(a)(10) of the Securities Act upon issuance,
- the truth and accuracy of all matters set forth in all documents,
- that the execution, delivery and performance by the registrant of the Indentures and the Notes do not and will not violate applicable laws (except for the laws of the State of New York and the federal laws of the United States of America),
- that the execution, delivery and performance by the registrant of the Indentures and the Notes do not and will not constitute a breach or violation of any agreement or instrument that is binding upon the registrant, and
- that each Indenture constitutes the valid, legally binding and enforceable obligation of its trustee and each other party thereto (other than the registrant under New York law).

For guidance, please refer to Section II.B.1.e and II.B.3.a of Staff Legal Bulletin No. 19.

17.   Please file an opinion regarding whether the notes are binding obligations of the registrant under the law governing the notes. Given that this exhibit addresses that issue "to the extent that New York law governs such matters" it is unclear whether counsel has determined which law governs and whether that law is addressed by the opinion you have filed.

18.   Please tell us why the opinion is limited by the matters addressed in the fourth and fifth bullet points on page 2 of the opinion. Include in your response (1) the specific sections of the applicable exhibits that generated the need for the limitations and (2) the specific location of any prospectus disclosure that you have provided to explain the limitations to investors. Also, provide us your analysis of the risks created by the issues mentioned in clause (iv) of the last bullet point in this exhibit.

Exhibits 8.1 and 8.2

19.   If you are electing to use a "short-form" opinion, please revise your prospectus to state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel. Also, please remove the disclosure on page 52 of your prospectus that you have addressed only "certain" consequences or have provided only a "general discussion," and revise your disclosure to address the material tax consequences as suggested by the last sentence of the second paragraph on page 2 of exhibit 8.1. For guidance, please see Sections III.B.2 and III.C.1. of Staff Legal Bulletin No. 19.

20.   Please provide an opinion that addresses the material tax consequences of this transaction without assuming key conclusions or stating merely tax treatment of transactions generally. For example, the current disclosure on page 53 assumes that the notes are

publicly traded within the meaning of the original issue discount rules, makes no determination as to the issue price of the notes, and addresses what tax consequences are "generally." We also note the disclosure on page 51 regarding what the tax consequences would be "if" specified circumstances exist.

21.   Please see the guidance in Sections III.C.1 and III.C.4 of Staff Legal Bulletin 19 regarding circumstances when counsel is unable to opine on a material tax consequence. In this regard, we note the disclosure on page 51 regarding what consequences "may" be.

Exhibit 8.2

22.   Please tell us why you believe the assumption in clause (iv) of the penultimate paragraph on page 1 of this exhibit is necessary and appropriate for the opinion required by regulation S-K Item 601(b)(8).

23.   We note that the last sentence on page 1 of this exhibit regarding statements in the prospectus being "accurate summaries of the matters described." Please file an opinion that addresses the tax consequences, not the manner in which they are described in the prospectus. For guidance, please see Section III.C.2 of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation

Xingxue Tong
LDK Solar CO., Ltd.
July 29, 2015
Page 6

of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail):   Timothy Li, Esq.
Sidley Austin LLP